

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2007

Via U.S. Mail

Mr. L. Dick Buell
Chief Executive Officer
Catalina Marketing Corporation
200 Carillon Parkway
St. Petersburg, Florida 337316

RE: Catalina Marketing Corporation
**   Schedule 13E-3 filed on June 18, 2006**
**   File No. 005-42708**

**   PREM14A filed on May 2, 2007, as revised**
**   File No. 001-110088**

Dear Mr. Buell:

We have reviewed your filings and have the following comments.

Schedules 14A

1. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

Recommendations of the Special Committee and our Board of Directors, page 41

2. If one party relied on the analysis of another, such as the financial advisor or Special Committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. This comment also applies to Mr. Buell.

3. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Please note that conclusory statements, such as your brief reference to

liquidation value, are insufficient.   Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

4. Please revise your bullet points in this section to explain why each factor either supported or did not support a determination of fairness. For instance, it is not clear why "the level of effort that H&F must use under the merger agreement to obtain the proceeds of the financing on the terms and conditions described in H&F's equity and debt commitment letters" is a factor supporting a fairness determination to unaffiliated holders.

5. Please clarify whether the negative factors discussed in this section were relevant to the Special Committee's fairness determination.

6. We note your statement that "the foregoing discussion summarizes the material factors considered by the special committee in its consideration of the merger and is not intended to be exhaustive." Please revise to clarify whether all material factors related to the Special Committee's fairness determination have been discussed.

Position of L. Dick Buell Regarding Fairness of the Merger

7. Here, and throughout the document, delete any disclosure that implies that Mr. Buell may not be a filing person and that the transaction is not a Rule 13e-3 going private transaction.

8. Please explain in greater detail why Mr. Buell believes his interests in the transaction influenced the decision of the special committee. Please explain why consideration Mr. Buell gave to his interests in the transaction with respect to his determination that the transaction is fair.

9. We note your statement that the disclosure is "believed to include all material factors." Please disclose all material factors considered by Mr. Buell.

Goldman, Sachs & Co

10. Please delete the statement that the opinion is "qualified in its entirety by reference to the written opinion." Investors are entitled to rely upon your disclosure. Make a corresponding revision to the Lazard disclosure.

Other Written Presentations and Opinion by Goldman

11. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the preliminary presentations made by Goldman and Lazard pursuant to Item 1015(b) of Regulation M-A. To the

extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisor's final opinion, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, advise us why these preliminary presentations are not materially related to the transaction.

Lazard Freres & Co, LLC

12. Rather than limit your disclosure to investment banking fees, please revise to clarify whether any material relationship existed between Lazard and Catalina or H&F.

Material United States Federal Income Tax Consequences

13. Delete the statement that this discussion is a "general summary." You are required to disclose the material tax consequences and investors are entitled to rely upon your disclosure.

Representations and Warranties

14. Delete the phrase "you should not rely on the representations and warranties as statements of factual information." Investors are entitled to rely on your disclosure.

Where you can find more information

15. Please explain the basis for your forward incorporation by reference pursuant to the proxy rules.

<u>Closing</u>

Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: Barry Brooks, Esq.
        Paul, Hastings, Janofsky & Walker, LLP
        via facsimile: (212) 230-7777